Issuer Free Writing Prospectus Dated May 30, 2012

Filed Pursuant to Rule 433

Relating to Registration Statement on Form S-3

Registration No. 333-181762

Endologix, Inc.

2,700,000 shares

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated May 30, 2012 (the “Prospectus”) included in Endologix, Inc.’s Registration Statement on Form S-3 (Registration No. 333-181762) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	Endologix, Inc.

Nasdaq Global Select Market symbol:	ELGX

Security type:	Common Stock, $0.001 par value

Shares offered by the Issuer:	2,700,000 shares

Price per share to the public:	$13.40 per share

Gross proceeds of the offering:	$36,180,000

Over-allotment option:	The underwriter has a 30-day option to purchase up to 405,000 additional shares of common stock from Endologix, Inc., exercisable in whole or in part at the same price per share to cover over-allotments, if any.

Use of Proceeds:	Endologix intends to use the net proceeds from this offering for general corporate purposes, which may include sales and marketing investments, research and development, capital expenditures, working capital and general and administrative expenses.

Lock Up Agreement:	Endologix, its executive officers, directors and Essex Woodlands Health Ventures have entered into lock-up agreements with the underwriter. Under these agreements, Endologix and each of these persons may not, without the prior written approval of the underwriter, subject to limited exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Endologix common stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common stock. These restrictions will be in effect for a period of 90 days after the date of the filing of the prospectus supplement for the offering.

Dilution:	As of March 31, 2012, Endologix, Inc. had a per share net tangible book value of common stock of ($0.15). Based on the public offering price of $13.40 per share, and not accounting for the exercise of the underwriter’s over-allotment option, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $12.97 per share in the net tangible book value of the common stock and, as a result of the offering, the per share net tangible book value of common stock to existing stockholders will increase by approximately $0.58. If the underwriter exercises its option, you will experience additional dilution.

Trade date:	May 31, 2012

Closing date:	June 5, 2012

CUSIP No.:	29266S106

Underwriter:	Piper Jaffray & Co.

ADDITIONAL INFORMATION

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the Commission, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.